Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$237	$165
Equity earnings net of distributions	(9)	(11)

Total earnings	228	154

Income taxes	137	82

Fixed charges:
Interest expense including amortization of debt discount	122	123
Portion of rentals representing an interest factor	51	48

Total fixed charges	173	171

Earnings available for fixed charges	$538	$407

Ratio of earnings to fixed charges	3.1	2.4